Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Mountain Province Reviewing Strategic Alternatives

           Shares Issued and Outstanding: 59,932,381
           TSX: MPV
           AMEX: MDM

           TORONTO and NEW YORK, June 4 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province" or "the Company") (TSX: MPV, AMEX:MDM) today announced that, with the support of its joint venture partner, De Beers Canada Inc., it has begun a process to review strategic alternatives in relation to the Gahcho
Kue Joint Venture. The Company cautions shareholders that there is no assurance that the review will result in any specific transaction and no timetable has been set for its completion.

           About Mountain Province

           Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development.
           Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

           Qualified Person
           This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

           Forward-Looking Statements
           This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

           /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 361-3562/
           (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 09:22e 04-JUN-08